Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                January 9, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1274
             VickreyBrown Double Dozen Strategy Portfolio, Series 1
                       File Nos. 333-200707 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated January 7, 2015 regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1274, filed on December 16, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the VickreyBrown Double Dozen Strategy Portfolio, Series 1 (the "Trust"). Please note that the portfolio consultant for the Trust has been changed from Vickrey Brown Investments, LLC to SAFE Investment Management, LLC, the parent company of Vickrey Brown Investments, LLC.

PROSPECTUS

Investment Summary -- Investment Objective

      1. This section states that the Trust seeks to provide "total return through capital appreciation." Since "total return" is generally defined as an investment return consisting of a combination of income and capital appreciation, please revise the investment objective to clarify whether the Trust seeks total return, or seeks capital appreciation exclusively.

      Response: The investment objective has been revised to state: "The trust seeks to provide total return through the combination of capital appreciation and income."

Investment Summary -- Security Selection

      2. Step 1 in this section states that the initial universe comprises all common equities traded on various exchanges. Please specify whether these common equities include registered investment companies or business development companies.

      Response: The disclosure has been revised in response to this comment.

      3. The first bullet point in step 3 of this section and the four bullet points in step 4 of this section are very technical and difficult to understand. Please revise these statements in plain English. See Rule 421(d) under the Securities Act of 1933 (the "Securities Act"). In addition, the fourth bullet point in step 3 states that the securities are ranked on the basis of standard deviation of analysts' earnings estimates. Please describe how the securities are ranked on the basis of standard deviation of analysts' earnings estimates, for example, highest to lowest.

      Response: The disclosure has been revised in response to this comment.

Understanding Your Investment -- General Information -- Portfolio Consultant

      4. This section states that the portfolio consultant, VickreyBrown, will assist the sponsor with the selection of the Trust's investment portfolio, and "will also provide advice to the sponsor to help the sponsor provide portfolio supervisory services" to the Trust. Please describe with specificity in this section the types of advice which VickreyBrown will provide to the sponsor with regard to the sponsor's portfolio supervisory services. We may have further comments after reviewing your response.

      Response: The portfolio consultant will not provide advice to the sponsor to help the sponsor provide portfolio supervisory services. Consequently, the language referenced above has been removed from the Prospectus.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren